
June 5, 2014

Via E-mail
Thomas M. Pierno
Chief Financial Officer
Rosetta Stone Inc.
1919 North Lynn St., 7th fl.
Arlington, Virginia 22209

> **Re:** **Rosetta Stone Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed March 3, 2014**
> **Form 8-K filed February 25, 2014**
> **File No. 001-34283**

Dear Mr. Pierno:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2013

Notes to Consolidated Financial Statements

Note 2: Summary of Significant Accounting Policies

Revenue Recognition, page F-9

1. We note that your Rosetta Stone Version 4 *TOTAL*e arrangements include perpetual software bundled with a subscription service. Please describe the nature of the subscription services included in these arrangements and tell us whether you consider the services to be a software-related element. Refer to ASC 985-605-15-3(c).

2.   We note that, for multiple element arrangements that contain software products and
        related services, you allocate the total arrangement consideration to all deliverables based
        on VSOE of fair value. Please describe for us, in detail, your methodology for
        establishing VSOE for each of the elements in your multiple element arrangements. For
        example, if VSOE of your subscription services is based on stated renewal rates please
        provide the range of renewal rates and tell us what percentage of your customers actually
        renew at such rates. Alternatively, if VSOE is based on stand-alone sales, then provide
        the volume and range of stand-alone sales used to establish VSOE. Also, please tell us
        what consideration was given to disclosing the significant factors, inputs, and
        assumptions used to determine VSOE. Refer to ASC 605-25-50-2(e).

3.   We note that for non-software multiple element arrangements, you allocate revenue to all
        deliverables based on their relative selling prices. Please tell us how you determine the
        selling price of the deliverables in your multiple deliverable arrangements including the
        significant factors, inputs, assumptions and methods used to determine the selling price.
        Please also tell us what consideration was given to disclosing this information. Refer to
        ASC 605-25-30-2 and ASC 605-25-50-2(e).

4.   We note that revenue from non-refundable upfront fees is deferred and recognized over
        the term of the related arrangement or the estimated customer life. Please tell us whether
        the non-refundable upfront fees have standalone values and are considered separate units
        of account. Refer to ASC 605-25-25-5(a). Also, please tell us how you determine
        whether the fees are recognized over the arrangement term versus over the estimated
        customer life.

5.   We note that you provide price protection to the resellers. Please tell us when revenue is
        recognized for sales to resellers when the arrangement includes price protection
        provisions. In this regard, please tell us how you concluded that the fixed or
        determinable fee criteria was met at the time of the sale. See ASC 985-605-25-36.

Note 11: Stock-based Compensation

2009 Omnibus Incentive Plan, page F-26

6.   We note that you did not disclose the method and assumptions used to estimate the
        expected term of options subsequent to your initial public offering. Please tell us what
        consideration was given to disclosing this information. Refer to ASC 718-10-50-
        2(f)(2)(i).

Note 15. Income Taxes, page F-33

7.   We note your disclosure on page F-36 which indicates that you have not provided for U.S
        taxes on undistributed earnings of foreign subsidiaries as they are indefinitely reinvested.

Please tell us the amount of the undistributed earnings of foreign subsidiaries that are considered indefinitely reinvested as of December 31, 2013 and tell us what consideration you gave to providing this quantitative disclosure in your filing. Also, please tell us how you considered disclosing the amount of the unrecognized deferred tax liability or include a statement that such determination is not practicable. Refer to ASC 740-30-50-2.

Form 8-K Filed on February 25, 2014

8.   We note that you disclose free cash flow. Please tell us what consideration was given to providing a reconciliation as required by Item 100(a)(2) of Regulation G. Please note that similar concerns apply to your Form 8-K filed on May 7, 2014.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587, or Christine Davis Assistant Chief Accountant, at (202) 551-3408, if you have questions regarding comments on the financial statements and related matters. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief